

February 8, 2011

Liu Changzhen, Chairman of the Board
China Ginseng Holdings, Inc.
64 Jie Fang Da Road
Ji Yu Building A, Suite 1208
Changchun City, China

> **Re:** **China Ginseng Holdings, Inc.**
> **Item 4.02 Form 8-K**
> **File No. 000-54072**

Dear Mr. Changzhen:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Blaise A. Rhodes

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel and
Health Care Services